TIFF Investment Program, Inc.

Four Tower Bridge, Suite 100

200 Barr Harbor Drive

West Conshohocken, PA 19428

Via EDGAR Correspondence

April 26, 2013

Ms. Deborah O’Neal-Johnson Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TIFF Investment Program, Inc. (the “Registrant”): File Nos. 811-8234 and 33-73408

Registrant’s Post-Effective Amendment No. 39 to its Registration Statement on Form N-1A

Dear Ms. O’Neal-Johnson:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Friday, April 12, 2013, with respect to Post-Effective Amendment No. 39 to the Registrant’s Registration Statement on Form N-1A as filed on March 1, 2013 (“PEA No. 39”). PEA No. 39 was filed to allow review of the disclosure related to a change in the Constructed Index of TIFF Multi-Asset Fund, a series of the Registrant. The Registrant will file Post-Effective Amendment No. 40 pursuant to Rule 485(b) on or about April 30, 2013 to update the financial information, finalize disclosure (including responding to the below comments), and file certain exhibits to the Registration Statement.

Summaries of the comments with respect to PEA No. 39, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in PEA No. 39.

Prospectus - Comments

1.	Comment: Explain the difference between the investment objective and the performance objective for TIFF Multi-Asset Fund.

Response: Item 2 of Form N-1A requires the fund to disclose its “investment objectives or goals.” The investment objective and performance objective for TIFF Multi-Asset Fund are meant to be read together. The investment objective describes the type of return the fund is seeking to achieve (current income and appreciation of principal or total return). The performance objective provides an objective measure of the returns the fund seeks to achieve over the long-term and provides a metric by which members can evaluate whether the fund has achieved its goals. We believe that the performance objective is a goal as referred to in Item 2 of Form N-1A.

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2.	Comment: Do the entry fees on purchases apply to reinvested dividends for TIFF Multi-Asset Fund?

Response: The entry fees on purchases do not apply to dividends reinvested by Multi-Asset Fund members. If a Short-Term Fund member were to reinvest its dividends in Multi-Asset Fund, the entry fee would apply. We have revised certain language on pages 25 and 30 to make this clearer.

We have revised the following sentence in the Fees paragraph on page 25:

“They apply to initial investments and all subsequent purchases, exchanges, or redemptions of Multi-Asset Fund Shares but not to payments of dividends, ~~dividend reinvestments,~~ capital gains, or other distributions by Multi-Asset Fund or reinvestments of such payments in additional Multi-Asset Fund shares. Entry fees would apply to the reinvestment of dividends by a Short-Term Fund member in Multi-Asset Fund shares.”

We have revised the following sentences of the Distribution Options paragraph on page 30 to read:

“Dividends and capital gains may be reinvested in additional shares of the same fund or, subject to ~~entry fees, if any, and to~~ any eligibility criteria or minimum initial investment requirement for new accounts, a different TIP fund at the NAV on the date of reinvestment. Short-Term Fund members reinvesting their dividends in shares of Multi-Asset Fund will be assessed an entry fee by Multi-Asset Fund on such reinvestment. Alternatively, dividends and capital gains may be paid in cash. Multi-Asset Fund does not assess exit fees on dividends and capital gains paid in cash.”

3.	Comment: If TIFF Multi-Asset Fund will sell credit default swaps, please let the staff know if the fund will cover the full notional amount of the credit default swaps.

Response: For credit default swaps that are sold, the fund will cover the full notional amount of the credit default swaps.

4.	Comment: For TIFF Multi-Asset Fund, in the presentation of the Constructed Index on page 3, please indent the sub-categories of each bold “Asset Segment” (e.g., Under “Total Return Assets,” indent the two sub-categories “Global Stocks” and “High Yield Bonds.”).

Response: We will indent the sub-categories.

5.	Comment: For TIFF Multi-Asset Fund, in the Principal Investment Risks section, consider adding high yield bond risk because the fund may invest up to 20% in high yield bonds. Because high yield bonds are not a principal investment strategy, this disclosure is not necessary but suggested.

Response: We have added a new Principal Investment Risk for TIFF Multi-Asset Fund on page 4 as follows:

“High Yield Bond / Below Investment Grade Risk. Issuers of below investment grade debt securities are not as strong financially as those issuing securities with higher credit ratings. These issuers are more likely to encounter financial difficulties and are more vulnerable to changes in the economy, such as a recession or a sustained period of rising interest rates, that could affect their ability to make interest and principal payments.”

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6.	Comment: For TIFF Multi-Asset Fund, under Principal Investment Risks, the Derivatives Risk section should explain specific uses and risks regarding derivatives in which the fund will invest.

Response: We have reviewed the Derivatives Risk section with outside counsel and believe that it provides specific uses and risks regarding derivatives in which the fund will invest and is consistent with applicable standards. However, we have modified the paragraph slightly to make reference to commodities and to expand the disclosure regarding possible economic leverage.

7.	Comment: For TIFF Multi-Asset Fund, in the Fund Performance section, consider changing “exit fees” to “redemption fees” as they are characterized in the Fees and Expenses of the Fund section.

Response: The term “exit fees” has been used for many years in the funds’ disclosure documents, and the funds’ members are familiar with the term. As required by Item 3 in Form N-1A, we have referenced “redemption fees” in the fee table and we have included in the fee table narrative, as permitted by Instruction 1(b) from Item 3, an explanation that “redemption fees” are referred to as “exit fees” elsewhere in the prospectus. Consistent with our past practice, we prefer not to use the term “redemption fees” elsewhere.

8.	Comment: For TIFF Short-Term Fund, please confirm that the average maturity of the fund is not more than three years.

Response: We confirm that the average maturity of the fund is not more than three years.

9.	Comment: For TIFF Multi-Asset Fund, in the Managed Distribution Policy section on page 10, add disclosure to clarify that “return of capital” does not involve any net profits. Additionally, please confirm for the staff whether the fund intends to report a distribution yield in its prospectus. If so, the fund should estimate the portion of the distribution that results from return of capital and include an SEC yield.

Response: We have added the following sentence in the second paragraph under the heading Managed Distribution Policy:

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“A return of capital is not considered an investment gain but rather is a return of a portion of the member’s original investment.”

The fund does not intend to report a distribution yield in the prospectus.

10.	Comment: For TIFF Multi-Asset Fund, in the Breakeven Inflation Positions section on page 14, should the reference to short sales of US Treasury bonds be included in the summary prospectus? If so, confirm that the interest expense of the short sales will be included in the fee table.

Response: We have added disclosure regarding short sales to the summary prospectus for TIFF Multi-Asset Fund. Interest expense resulting from the short positions, if any, will be included in the fee table under the caption “Other Expenses,” as described under Short Sales in the Other Fund Strategies section of the prospectus.

The following sentences have been added at the end of the second paragraph under Principal Investment Strategies in the summary prospectus:

“As part of its investment strategy, the fund may take short positions in which it sells securities it does not own. In order to settle such short sales, the fund must borrow or otherwise acquire the securities that it sold short to make delivery to the buyer. The fund is then obligated to replace borrowed securities by purchasing them at the market price at the time of replacement.”

The following paragraph on Short Sale Risk has been added to the Principal Investment Risks section of the summary prospectus:

“Short Sale Risk. Multi-Asset Fund may engage in short sales in which it sells a security it does not own. To complete such a transaction, the fund must borrow or otherwise obtain the security to make delivery to the buyer. The fund then is obligated to replace the borrowed security by purchasing the security at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the fund. The fund’s investment performance will suffer if a security that it has sold short appreciates in value.”

11.	Comment: Provide clarification on who will pay the sub-advisers – the fund or the adviser.

Response: The sub-advisers, or Money Managers, will be paid by the fund.

Statement of Additional Information - Comments

12.	Comment: Please confirm that the biographical information for the directors and officers does indeed cover the past five years.

Response: The biographical information in each case covers the past five years.

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As we discussed on our call on April 12, the Registrant’s Board of Directors recently approved changes to Multi-Asset Fund’s minimum initial investment and minimum account size. The minimum initial investment will be $2,500,000 and the minimum account size will be $1,000,000, effective January 1, 2014. The new minimum initial investment amount has been added to the summary prospectus and the statutory prospectus. In addition, the new minimum account size is disclosed under the heading Accounts with Low Balances. The new disclosure provides a 100-day period for a member to restore its account balance to $1,000,000 if it falls below that amount as a result of share redemptions, market movements, or otherwise. If the member fails to do so, it may be involuntarily redeemed from Multi-Asset Fund, in which case the exit fee normally assessed by Multi-Asset Fund on redemptions will be waived. Similar disclosure regarding sub-accounts and a limit on the number of sub-accounts that may be maintained has been added to the SAI in the Member Information section.

On behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. The Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

I hope that the foregoing is responsive to each of the comments provided on April 12, 2013. Please do not hesitate to contact me at (617) 662-0845 if you have any questions regarding these responses.

Sincerely,

/s/ Scott E. Habeeb

Scott E. Habeeb

cc:	Richelle Maestro, Esq.

Kristin Ives, Esq.

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